The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement is not an offer to sell, nor does it seek an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-262317

SUBJECT TO COMPLETION, DATED JANUARY 3, 2023

Preliminary Prospectus Supplement To Prospectus dated March 1, 2022

United Mexican States

U.S.$                 % Global Notes due 2028

U.S.$                 % Global Notes due 2035

The     % Global Notes due 2028 (the “2028 notes”) will mature on February                 , 2028. The     % Global Notes due 2035 (the “2035 notes”) will mature on February                 , 2035. We refer to the 2028 notes and the 2035 notes collectively as the “notes.” Mexico will pay interest on the 2028 notes on February                  and August                  of each year, commencing February                , 2023. Mexico will pay interest on the 2035 notes on February                  and August                 of each year, commencing February                 , 2023. Mexico may redeem the notes, in whole or in part, before maturity on the terms described herein. The notes will not be entitled to the benefit of any sinking or similar fund. The offering of each series of notes pursuant to this prospectus supplement is independent of the offerings of the other series of notes, and they are not conditioned on each other.

The notes will be issued under an indenture, and each of the 2028 notes and the 2035 notes constitutes a separate series under the indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 15 of the corresponding prospectus dated March 1, 2022, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange (the “Euro MTF”). No assurances can be given by Mexico that such applications will be approved or that such listings will be maintained.

The Euro MTF is not a regulated market for the purposes of Directive 2014/65/EU on markets in financial instruments (as amended, “MiFID II”) or Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”).

Section 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) Notification

The notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to investors that qualify as accredited or institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores) and regulations thereunder. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational and statistical purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this prospectus supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discount		Proceeds to Mexico, before expenses(1)
Per 2028 note		%		%		%
Total for the 2028 notes	U.S.$		U.S.$		U.S.$
Per 2035 note		%		%		%
Total for the 2035 notes	U.S.$		U.S.$		U.S.$

(1)	Plus accrued interest, if any, from January , 2023 to the date of settlement, which is expected to be January , 2023.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”) against payment on or about January        , 2023.

Some of the notes will be offered and sold in transactions that are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Regulation S thereunder, and this prospectus supplement may be used in connection with such offers and sales.

Joint Bookrunners

BBVA	BNP PARIBAS	BofA Securities	J.P. Morgan

January         , 2023

Prospectus Supplement

Prospectus

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the corresponding prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the corresponding prospectus dated March 1, 2022, relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement along with the corresponding prospectus. Both documents contain information you should consider when making your investment decision. Mexico is responsible for the information contained and incorporated by reference in this prospectus supplement and in any related free-writing prospectus or prospectus supplement that Mexico prepares or authorizes. Mexico has not authorized anyone else to provide you with any other information and takes no responsibility for any other information that others may give you. Mexico and the underwriters are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the corresponding prospectus is current only as of the dates of this prospectus supplement and the corresponding prospectus, respectively.

Mexico is furnishing this prospectus supplement and the corresponding prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this prospectus supplement and the corresponding prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this prospectus supplement and the corresponding prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the corresponding prospectus.

This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this prospectus supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the underwriters do not represent that this prospectus supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the underwriters which would permit a public offering of the notes or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required, other than the United States of America. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this prospectus supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations, and the underwriters have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this prospectus supplement comes are required by Mexico and the underwriters to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution” in this prospectus supplement and in the corresponding prospectus.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UK RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

FORWARD-LOOKING STATEMENTS

This prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•

Adverse external factors, such as high international interest rates, low oil prices, measures restricting exports and imports, a prevailing global inflationary environment and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners or restrictions on trade could lead to fewer exports and availability of foreign currencies to service debt. A combination of these factors could negatively affect Mexico’s current account.

•

Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, including portfolio investment in particular.

•

Adverse domestic factors, such as the implementation of legislation impacting foreign investment, domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

•	Global or national health considerations, including the outbreak of pandemic or contagious disease, such as the coronavirus (“COVID-19”) pandemic.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the corresponding prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement.

Issuer	The United Mexican States

Issue Date	January , 2023

Specified Currency	U.S. dollars (U.S.$)

Authorized Denominations	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Form	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream.

Regular Record Date	Close of business on the Business Day preceding the applicable Interest Payment Date

Status	The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The notes of each series rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness.

2028 notes:

Aggregate Principal Amount	U.S.$

Issue Price	%, plus accrued interest, if any, from January , 2023

Maturity Date	February , 2028

Interest Rate	% per annum, accruing from January , 2023

Interest Payment Date	Semi-annually on February and August of each year, commencing on February , 2023

Optional Redemption

Prior to January         , 2028 (one month prior to their maturity date) (the “2028 notes Par Call Date”), Mexico may redeem the 2028 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2028 notes matured on the 2028 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus      basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2028 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2028 notes Par Call Date, Mexico may redeem the 2028 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2028 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico as described below under “Description of the Notes—Optional Redemption – 2028 notes.”

2035 notes:

Aggregate Principal Amount	U.S.$

Issue Price	%, plus accrued interest, if any, from January , 2023

Maturity Date	February , 2035

Interest Rate	% per annum, accruing from January , 2023

Interest Payment Date	Semi-annually on February and August of each year, commencing on February , 2023

Optional Redemption

Prior to November         , 2034 (three months prior to their maturity date) (the “2035 notes Par Call Date”), Mexico may redeem the 2035 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2035 notes matured on the 2035 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus      basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2035 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2035 notes Par Call Date, Mexico may redeem the 2035 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2035 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico as described below under “Description of the Notes—Optional Redemption – 2035 notes.”

Optional Repayment	Holders of the notes will not have the option to elect repayment by Mexico before the maturity dates of the notes.

Use of Proceeds	Mexico intends to use the net proceeds from the sale of the notes for the general purposes of the Government of Mexico. For further information, see “Use of Proceeds.”

Underwriters	BBVA Securities Inc. BNP Paribas Securities Corp. BofA Securities, Inc. J.P. Morgan Securities LLC

Listing	Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to Mexico the number 2395 for listing purposes. The Euro MTF Market is not a regulated market for the purposes of MiFID II or UK MiFIR. No assurances can be given by Mexico that such applications will be approved or that such listings will be maintained.

Luxembourg Stock Exchange Legal Entity Identifier	254900EGTWEU67VP6075

Securities Codes

2028 notes:	ISIN: CUSIP: Common Code:

2035 notes:	ISIN: CUSIP: Common Code:

Trustee, Principal Paying Agent, Transfer Agent and Registrar	Deutsche Bank Trust Company Americas

Luxembourg Listing Agent	Banque Internationale à Luxembourg S.A.

Withholding Taxes and Additional Amounts	Subject to certain exceptions, Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. Under Mexican law, Mexico is not required to make any such withholding or deduction. For further information, see “Description of the Securities—Additional Amounts” in the corresponding prospectus.

Taxation	Payments of principal or interest under the 2028 notes and the 2035 notes made to holders of such notes that are non-resident of Mexico for tax purposes will not be subject to any Mexican withholding or similar taxes.

Further Issues	Mexico may from time to time, without the consent of holders of each series of notes, as the case may be, increase the size of the issue of the notes, or issue additional notes of such series having the same terms and conditions as the notes of such series in all respects, except for the issue date, issue price and first payment on those additional notes. Additional notes issued in this manner will be consolidated and form a single series with the previously outstanding notes of such series. Any additional notes subsequently issued that for U.S. federal income tax purposes (i) are not issued pursuant to a “qualified reopening” of the notes, (ii) are not treated as part of the same “issue” as the notes, and (iii) have greater than a de minimis amount of original issue discount shall have a separate CUSIP, ISIN, common code or other identifying number from the previously outstanding notes of such series.

Payment of Principal and Interest	Principal of and interest on the notes will be payable by Mexico to the Principal Paying Agent in U.S. dollars.

Governing Law	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the laws of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 15 of the corresponding prospectus dated March 1, 2022.

Stabilization	In connection with the issuance of each series of notes, the underwriters or any person acting for the underwriters may over-allot or effect transactions with a view to supporting the market price of each series of notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation of any of the underwriters or any agent of the underwriters to do this. Any such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

RISK FACTORS

The following risk factor supplements the information contained under “Risk Factors” in the corresponding prospectus. You should consult your financial and legal advisors about the risks of investing in the notes and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

There can be no assurances that Mexico’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or cancelled by the rating agencies.

Mexico’s long-term public external indebtedness was downgraded in the spring of 2020 by each of the three major credit rating agencies. On July 6, 2022, S&P affirmed its BBB rating and revised its outlook to stable, on July 8, 2022, Moody’s downgraded its rating to Baa2 from Baa1 and revised its outlook to stable, and on November 18, 2022, Fitch affirmed its BBB- rating with a stable outlook.

Ratings address the creditworthiness of Mexico and the likelihood of timely payment of Mexico’s long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Mexico’s current ratings and the rating outlooks currently assigned to it depend, in part, on economic conditions and other factors that affect credit risk and are outside the control of Mexico, as well as assessments of the creditworthiness of its productive state-owned enterprises. Certain ratings agencies may also downgrade the credit ratings of Petróleos Mexicanos (PEMEX), a productive state enterprise of Mexico (empresa productiva del estado), which is controlled by Mexico, as they have in the past, and their assessment of PEMEX’s creditworthiness may affect Mexico’s credit ratings.

There can be no assurances that Mexico’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation may have an adverse effect on the market price and the trading of the notes.

Changes in the interest rate environment could adversely impact the trading price of the notes.

We expect that the trading price of the notes will depend on a variety of factors, including, without limitation, the interest rate environment.

If interest rates, or expected future interest rates, rise during the terms of the notes, the price of the notes will likely decrease. The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the trading price of the notes. Because interest rates and interest rate expectations are influenced by a wide variety of factors, many of which are beyond our control, we cannot assure you that changes in interest rates or interest rate expectations will not adversely affect the trading price of the notes.

The COVID-19 pandemic has adversely affected Mexico’s economy, and will likely continue to have a material impact.

The COVID-19 pandemic, and public health measures to mitigate it, have had and will likely continue to have a material adverse impact on the economy in Mexico and around the world. The Mexican Government has taken extensive steps designed to mitigate the spread of the disease and its impact on public health. See Mexico’s annual report on Form 18-K for the fiscal year ended December 31, 2021, filed on June 8, 2022, as amended by the Form 18-K/A filed on August 8, 2022 and the Form 18-K/A filed on January 3, 2023. We cannot predict the evolution of the disease in Mexico, including the impact of newly identified variants, nor any additional restrictions that might need to be imposed.

The pandemic and certain measures taken by Mexico and other countries have impacted global economic activity. Mexico experienced a decrease in GDP, as well as adverse effects on employment, foreign investment and international trade, among other areas, which could adversely affect its GDP, the balance of payments, international reserves and public finance. In addition, interest rates and world prices for oil and gas have been volatile, which affected the Mexican economy and the financial condition of PEMEX, as well as caused supply chain disruptions, leading to rising inflation. The Mexican Government and Banco de México have announced steps designed to address these adverse economic impacts, and they may take additional steps in the future. See Mexico’s annual report on Form 18-K for the fiscal year ended December 31, 2021, filed on June 8, 2022, as amended by the Form 18-K/A filed on August 8, 2022 and the Form 18-K/A filed on January 3, 2023. While the duration of these effects remains uncertain, their nature and magnitude have been, and may continue to be, material and adverse.

The ongoing conflict between Russia and Ukraine could have a material adverse effect on Mexico’s economy and its ability to raise funding in the external debt markets in the future.

The Russia-Ukraine conflict contributed to the upward pressure to global prices for certain commodities, including oil and gas and grains, and affected conditions in the international capital markets. The effects of the conflict could materially affect the prices of certain commodities critical to the performance of the Mexican economy, and, as a result, negatively affect Mexico’s ability to raise funding in the external debt markets in the future.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately U.S.$        , after the deduction of the underwriting discounts and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S.$        . Mexico intends to use the net proceeds of the sale of the notes for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of its domestic and external indebtedness.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an amended and restated indenture, dated as of June 1, 2015, as amended by a first supplemental indenture, dated January 24, 2022, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section summarizes some of the terms of the notes, the indenture and the first supplemental indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the corresponding prospectus, the indenture, the first supplemental indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Terms of the 2028 notes

The 2028 notes will:

•	be issued on or about January , 2023 in an aggregate principal amount of U.S.$ ;

•	mature on February , 2028;

•

bear interest at a rate of    % per year, commencing on January        , 2023 and ending on the maturity date. Interest on the 2028 notes will be payable semi-annually on February        and August            of each year, commencing on February        , 2023;

•	pay interest to the persons in whose names the 2028 notes in the form of global securities are registered at the close of business on the business day preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the 2028 notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream;

•	be redeemable before maturity at the option of Mexico as described below under “—Optional Redemption – 2028 Notes”;

•	not be repayable at the option of the holder before maturity;

•

contain “collective action clauses” under which Mexico may amend certain key terms of the 2028 notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the 2028 notes; and

•	will be redeemed at par at maturity.

Terms of the 2035 notes

The 2035 notes will:

•	be issued on or about January , 2023 in an aggregate principal amount of U.S.$ ;

•	mature on February , 2035;

•

bear interest at a rate of    % per year, commencing on January        , 2023 and ending on the maturity date. Interest on the 2035 notes will be payable semi-annually on February            and August            of each year, commencing on February        , 2023;

•	pay interest to the persons in whose names the 2035 notes in the form of global securities are registered at the close of business on the business day preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the 2035 notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream;

•	be redeemable before maturity at the option of Mexico as described below under “—Optional Redemption – 2035 Notes”;

•	not be repayable at the option of the holder before maturity;

•

contain “collective action clauses” under which Mexico may amend certain key terms of the 2035 notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the 2035 notes; and

•	will be redeemed at par at maturity.

Optional Redemption – 2028 notes

Prior to January        , 2028 (one month prior to their maturity date) (the “2028 notes Par Call Date”), Mexico may redeem the 2028 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2028 notes matured on the 2028 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus    basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2028 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2028 notes Par Call Date, Mexico may redeem the 2028 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2028 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico in accordance with the following two paragraphs.

The Treasury Rate shall be determined by Mexico after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, Mexico shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the 2028 notes Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the 2028 notes Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 or any successor designation or publication is no longer published, Mexico shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the 2028 notes Par Call Date, as applicable. If there is no United States Treasury security maturing on the 2028 notes Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the 2028 notes Par Call Date, one with a maturity date preceding the 2028 notes Par Call Date and one with a maturity date following the 2028 notes Par Call Date, Mexico shall select the United States Treasury security with a maturity date preceding the 2028 notes Par Call Date. If there are two or more United States Treasury securities maturing on the 2028 notes Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, Mexico shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Mexico’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of 2028 notes to be redeemed.

In the case of a partial redemption, selection of the 2028 notes for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair and in accordance with applicable depositary procedures. No 2028 notes of a principal amount of $1,000 or less will be redeemed in part. If any 2028 note is to be redeemed in part only, the notice of redemption that relates to the 2028 note will state the portion of the principal amount of the 2028 note to be redeemed. A new 2028 note in a principal amount equal to the unredeemed portion of the 2028 note will be issued in the name of the holder of the 2028 note upon surrender for cancellation of the original 2028 note. For so long as the 2028 notes are held by DTC (or another depositary), the redemption of the 2028 notes shall be done in accordance with the policies and procedures of the depositary.

Unless Mexico defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the 2028 notes or portions thereof called for redemption.

Optional Redemption – 2035 notes

Prior to November        , 2034 (three months prior to their maturity date) (the “2035 notes Par Call Date”), Mexico may redeem the 2035 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2035 notes matured on the 2035 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus    basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2035 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2035 notes Par Call Date, Mexico may redeem the 2035 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2035 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico in accordance with the following two paragraphs.

The Treasury Rate shall be determined by Mexico after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, Mexico shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the 2035 notes Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the 2035 notes Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 or any successor designation or publication is no longer published, Mexico shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the 2035 notes Par Call Date, as applicable. If there is no United States Treasury security maturing on the 2035 notes Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the 2035 notes Par Call Date, one with a maturity date preceding the 2035 notes Par Call Date and one with a maturity date following the 2035 notes Par Call Date, Mexico shall select the United States Treasury security with a maturity date preceding the 2035 notes Par Call Date. If there are two or more United States Treasury securities maturing on the 2035 notes Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, Mexico shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Mexico’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of 2035 notes to be redeemed.

In the case of a partial redemption, selection of the 2035 notes for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair and in accordance with applicable depositary procedures. No 2035 notes of a principal amount of $1,000 or less will be redeemed in part. If any 2035 note is to be redeemed in part only, the notice of redemption that relates to the 2035 note will state the portion of the principal amount of the 2035 note to be redeemed. A new 2035 note in a principal amount equal to the unredeemed portion of the 2035 note will be issued in the name of the holder of the 2035 note upon surrender for cancellation of the original 2035 note. For so long as the 2035 notes are held by DTC (or another depositary), the redemption of the 2035 notes shall be done in accordance with the policies and procedures of the depositary.

Unless Mexico defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the 2035 notes or portions thereof called for redemption.

TAXATION

United States Federal Taxation

For a summary of the U.S. federal income tax considerations at the date hereof with respect to the acquisition, ownership and disposition of the notes, please review the section entitled “Taxation—United States Federal Taxation” in the corresponding prospectus.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2021 (the 2021 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2021 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

COVID-19 Pandemic

For information on the measures taken by the Government and the impact of the COVID-19 pandemic, see “United Mexican States—COVID 19 Pandemic” in the 2021 Form 18-K.

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate			Chamber of Deputies
	Seats	% of Total		Seats	% of Total
MORENA	60	46.9		202	40.4
National Action Party	20	15.6		115	23.0
Institutional Revolutionary Party	13	10.2		69	13.8
Citizen Movement Party	12	9.4		25	5.0
Ecological Green Party of Mexico	6	4.7		41	8.2
Labor Party	5	3.9		33	6.6
Social Encounter Party	4	3.1		0	0.0
Democratic Revolution Party	3	2.3		15	3.0
Unaffiliated	4	3.1		0	0.0
Total	127	99.2	%(2)	500	100.0%

Note: Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of December 30, 2022.
(2)	As of December 30, 2022, there was one vacant seat in the Senate.

Source: Senate and Chamber of Deputies.

Anti-Corruption

On August 5, 2022, the Secretaría de la Función Pública (Ministry of Public Administration, or SFP) and the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or CNBV) entered into a collaboration agreement that will, through the exchange of information, strengthen investigations for administrative misconduct and unsubstantiated increases in the net worth of civil servants in the Federal Public Administration.

Access to Information, Government Procurement and Transparency

On August 26, 2022, the Ministry of Public Administration launched the second stage of the Bitácora Electrónica de Seguimiento de Adquisiciones (Electronic Procurement Follow-Up Logbook, or BESA), an online tool that allows the SFP to monitor compliance with contracts for goods and services by suppliers and third parties entering into agreements with entities of the Administración Pública Federal (Federal Public Administration). This second stage, which was implemented through amendments to acuerdos (official decrees), incorporates an alert system that detects irregularities in the monitoring of the execution and performance of public procurement, leasing and service contracts, from their formalization to the receipt and payment of the goods and services. The BESA operation provides a system of supervisory alerts to review possible irregularities that can be prevented, investigated and, if necessary, sanctioned.

Foreign Affairs, International Organizations and International Economic Cooperation

On July 27, 2022, Mexico was elected chair of the Comité Interamericano contra el Terrorismo (Inter-American Committee against Terrorism, or CICTE) for the 2022-2023 term.

On September 12, 2022, the second annual meeting of the U.S.- Mexico High-Level Economic Dialogue (HLED) was held to review the achievements and progress of cooperation, highlighting the work and commitments to strengthen North American supply chains and regional competitiveness, particularly through the U.S.-Mexico semiconductor and information and communications technology supply chain ecosystems and through the investment in border infrastructure. The two governments committed to invest in border infrastructure and modernization projects through the enactment by the U.S. Congress of the Infrastructure Investment and Jobs Act, which dedicates U.S.$3.4 billion for 26 major construction and modernization projects at land ports of entry, and Mexico’s commitment to invest U.S.$1.5 billion in border infrastructure between 2022-2024.

Environment

On August 12, 2022, the Estrategia de Instrumentación para una Economía Oceánica Sostenible 2021-2024 (Implementation Strategy for a Sustainable Ocean Economy 2021-2024) was published in the Official Gazette, establishing the meaning of a sustainable ocean economy for Mexico.

On August 17, 2022, the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources or SEMARNAT) in collaboration with the Instituto Nacional de Ecología y Cambio Climático (National Institute of Ecology and Climate Change, or INECC) and the German Corporation for International Cooperation in Mexico (GIZ) launched a platform, the Sistema de Información de la Agenda de Transparencia de Acciones Climáticas a Nivel Subnacional (Information System of the Transparency Agenda for Climate Actions at the Subnational Level), which will allow federal entities to evaluate annually their progress in the implementation of mitigation measures for greenhouse gases and adaptation to climate change.

On November 17, 2022, Mexico presented its progress to reduce the impact on climate change during the 27th session of the Conference of the Parties (COP27) of the United Nations Framework Convention on Climate Change, and increased its nationally determined contribution (NDC) commitment to reduce greenhouse gas emissions from 22% to 35% by 2030.

On December 2, 2022, Mexico attended the first session of Intergovernmental Negotiating Committee (INC) on plastic pollution and announced its membership to the High Ambition Coalition to End Plastic Pollution, the goals of which are to: (1) limit plastic consumption and production to sustainable levels, (2) enable a circular economy for plastics that protects the environment and human health, and (3) achieve environmentally sound management and recycling of plastic waste.

In December 2022, Mexico introduced two programs related to waste management. The first, the Programa Nacional para la Prevención y Gestión Integral de los Residuos 2022-2024 (National Program for Waste Prevention and Comprehensive Waste Management 2022-2024), aims at (1) enhancing the capabilities of the urban solid waste recycling market, (2) promoting changes to make the regulatory framework more suitable for sustainable waste management activities, (3) encouraging infrastructure and equipment for sustainable waste management activities, (4) enabling the conditions for the professionalization and formalization of the waste management services currently provided by the informal sector, and (5) achieving a responsible waste generation and management culture. The second, the Programa Nacional para la Prevención y Gestión Integral de los Residuos de Manejo Especial 2022-2024 (National Program for Special Handling Waste Prevention and Comprehensive Special Handling Waste Management 2022-2024), aims at (1) providing necessary information regarding special handling waste to improve policymaking at the different levels of government, (2) encouraging the prevention of special handling waste generation and the adequate management and use of special handling waste, and (3) promoting a legal framework that clearly assigns responsibilities in connection with special handling waste management activities to the different levels of government.

THE ECONOMY

General

During the third quarter of 2022, the Mexican economy expanded at a greater pace than during the first two quarters of the year despite continued uncertainty regarding global economic conditions, prevailing inflationary pressures, rising interest rates and adverse economic effects of the Russia-Ukraine conflict.

The third quarter also saw a decrease in COVID-19 infections, a 0.58% increase in industrial activity (driven by manufacturing of transportation equipment), and a 1.08% expansion of the services sector, which recorded the fourth consecutive quarter of positive growth. However, other sectors, contracted during such quarter, including construction, which recorded a 3.2% decrease.

On September 20, 2022, the Secretaría de Economía (Ministry of Economy) presented the Rumbo a una Política Industrial (Towards an Industrial Policy) strategy with the aim of providing a roadmap for public and private industrial sector reform efforts. The strategy is focused on new technologies and innovation, human capital development, the role of regional economies and small and medium businesses, and sustainability in industrial activities.

Gross Domestic Product

According to preliminary figures, Mexico’s real GDP increased by 4.3% during the third quarter of 2022 as compared to the third quarter of 2021, reflecting an increase in both domestic demand, especially private consumption, and external demand. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product” in the 2021 Form 18-K.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures (In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2021	2022(3)
GDP	Ps. 17,563.7	Ps. 18,315.2
Add: Imports of goods and services	7,098.6	7,918.0

Total supply of goods and services	24,662.3	26,233.2
Less: Exports of goods and services	6,753.9	7,539.0

Total goods and services available for domestic expenditure	Ps. 17,908.4	Ps. 18,694.2
Allocation of total goods and services:
Private consumption	12,030.2	12,795.3
Public consumption	2,076.0	2,124.2

Total consumption	14,106.2	14,919.5

Total gross fixed investment	3,301.9	3,426.8

Changes in inventory	103.4	80.3

Total domestic expenditures	Ps. 17,511.4	Ps. 18,426.5

Errors and Omissions	397.0	267.7

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures (As a Percentage of Total GDP)

	Third quarter
	2021	2022(1)
GDP	100.0%	100.0%
Add: Imports of goods and services	40.4	43.2

Total supply of goods and services	140.4	143.2
Less: Exports of goods and services	38.5	41.2

Total goods and services available for domestic expenditures	102.0%	102.1%
Allocation of total goods and services:
Private consumption	68.5%	69.9%
Public consumption	11.8	11.6

Total consumption	80.3	81.5
Total gross fixed investment	18.8	18.7
Changes in inventory	0.6	0.4

Total domestic expenditures	99.7%	100.6%

Errors and Omissions	2.3%	1.5%

(1)	Preliminary figures.

Source: INEGI.

Table No. 4 – Real GDP by Sector (In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2021	2022(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps. 519.2	Ps. 538.1
Secondary Activities:
Mining	850.8	843.3
Utilities	235.7	247.7
Construction	1,106.3	1,070.6
Manufacturing	2,893.3	3,103.4
Tertiary Activities:
Wholesale and retail trade	3,212.8	3,448.4
Transportation and warehousing	1,100.0	1,241.8
Information	631.5	671.0
Finance and insurance	856.4	859.8
Real estate, rental and leasing	2,099.2	2,148.3
Professional, scientific and technical services	331.8	354.8
Management of companies and enterprises	136.8	151.5
Support for business	325.7	196.3
Education services	635.9	658.5
Health care and social assistance	422.4	429.3
Arts, entertainment and recreation	59.1	86.6
Accommodation and food services	334.4	397.5
Other services (except public administration)	345.3	343.1
Public administration	685.0	694.1

Gross value added at basic values	16,781.7	17,483.9
Taxes on products, net of subsidies	782.0	831.3

GDP	Ps. 17,563.7	Ps. 18,315.2

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter (annualized)(2)
	2021	2022(3)
GDP (real pesos)	4.3%	4.3%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	(0.1)	3.6
Secondary Activities:
Mining	0.5	(0.9)
Utilities	(19.7)	5.1
Construction	11.9	(3.2)
Manufacturing	3.9	7.3
Tertiary Activities:
Wholesale and retail trade	9.5	7.3
Transportation and warehousing	19.1	12.9
Information	12.8	6.2
Finance and insurance	2.3	0.4
Real estate, rental and leasing	2.7	2.3
Professional, scientific and technical services	5.5	6.9
Management of companies and enterprises	12.8	10.7
Administrative support, waste management and remediation services	(54.2)	(39.7)
Education services	1.0	3.5
Health care and social assistance	4.8	1.6
Arts, entertainment and recreation	72.6	46.5
Accommodation and food services	73.4	18.9
Other services (except public administration)	12.1	(0.6)
Public administration	(1.1)	1.3

Note: Percentages may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.3% as of September 30, 2022, a 0.2 percentage point decrease from the rate as of December 31, 2021. As of September 30, 2022, the economically active population in Mexico (fifteen years of age and older) was 59.6 million. As of January 1, 2023, the minimum wages were Ps. 312.41 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 207.44 per day for the rest of Mexico, an increase of 20%, respectively, from the applicable minimum wages in effect from January 1, 2022 to December 31, 2022. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2021 Form 18-K.

On December 27, 2022, the decree that amended Articles 76 and 78 of the Ley Federal del Trabajo (Federal Labor Law), concerning vacation periods and paid vacation, was published in the Official Gazette. The amendment, which entered into force on January 1, 2023, increased the number of paid vacation days accrued during the first year of employment from six to 12.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in billions of constant 2013 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter
	2021(2)		2022(2)
Food	Ps. 690.0	4.5%	Ps. 703.7	2.0%
Beverage and tobacco products	192.6	2.1	205.7	6.8
Textile mills	25.5	30.7	25.1	(1.3)
Textile product mills	12.9	2.8	12.5	(3.7)
Apparel	50.7	26.6	53.6	5.7
Leather and allied products	17.5	12.1	18.8	7.6
Wood products	26.8	24.6	23.5	(12.2)
Paper	56.4	10.5	57.3	1.6
Printing and related support activities	19.4	20.6	22.0	13.4
Petroleum and coal products	43.2	23.0	48.3	11.9
Chemicals	232.3	2.5	231.1	(0.5)
Plastics and rubber products	92.7	13.1	96.7	4.4
Nonmetallic mineral products	80.1	6.2	81.1	1.3
Primary metals	176.4	13.9	178.5	1.2
Fabricated metal products	101.2	8.5	103.3	2.0
Machinery	120.4	17.8	122.4	1.7
Computers and electronic products	234.2	2.6	294.5	25.8
Electrical equipment, appliances and components	104.8	10.4	110.3	5.3
Transportation equipment	514.8	(10.5)	611.3	18.7
Furniture and related products	31.7	19.7	31.0	(2.1)
Miscellaneous	69.9	9.8	72.8	4.2

Total expansion/contraction	Ps. 2,893.3	3.9%	Ps. 3,103.4	7.3%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

On November 12, 2022, Petróleos Mexicanos (PEMEX) and the U.S. Environmental Protection Agency (EPA) announced a collaboration to reduce greenhouse gas emissions, specifically methane. With support from the EPA, PEMEX intends to develop and launch a mitigation plan in the first half of 2023 that is intended to further Mexico’s goals to reduce methane emissions.

Electric Power

On August 25, 2022, the Secretaría de Energía (Ministry of Energy) authorized the renewal of the operating license for Unit 2 of the Central Nucleoeléctrica Laguna Verde (Laguna Verde Nuclear Power Plant), which is expected to be valid from April 11, 2025 to April 10, 2055.

On November 16, 2022, CFE carried out its first green and social issuance of Certificados Bursátiles for Ps.10,000 million for a term of 20 years. The proceeds will be used to promote investment in renewable energy, energy efficiency, electro-mobility and green building projects, as well as to provide basic electricity and internet services to remote and rural communities.

Tourism

On December 14, 2022, the Secretaría de Turismo (Ministry of Tourism, or SECTUR) reported that from January to September 2022, foreign direct investment in tourism was U.S.$3,147.3 million, a 104.3% increase as compared to the same period in 2021.

Transportation and Communications

Highways

In October 2022, the Secretaría de Infraestructura, Comunicaciones y Transportes (Ministry of Infrastructure, Communications and Transportation) announced the completion of four major highway infrastructure improvement projects in the states of Sonora, Tabasco, Veracruz and Oaxaca, with a combined investment of Ps. 2,779 million. The highway improvements, which will enhance the interconnectedness between cities, touristic sites and business centers and contribute to strengthening trade flows between Mexico and the United States, are estimated to have generated 30,200 jobs.

Railways

On October 25, 2022, Mexico and California signed an agreement regarding toll revenues from the Otay Mesa II - Otay Mesa East border crossing. The agreement splits revenue equally between the parties, which is expected to generate significant savings in both operating costs and time, as there will only be one facility on the U.S. territory.

On October 31, 2022, the construction of the second railroad bridge between Nuevo Laredo, Tamaulipas and Laredo, Texas began. This project is expected to expand and expedite bilateral trade between Mexico and the U.S. and is expected to be completed by the second quarter of 2024.

Mining

On August 23, 2022, Litio para México (Lithium for Mexico, or LitioMx) was created. LitioMX is an organismo descentralizado (decentralized instrumentality) focused on exploring, using and administering supply chains for lithium located in Mexico, and is supervised by the Ministry of Energy.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings” in the 2021 Form 18-K.

Table No. 7 – Money Supply

	At September 30,
	2021(1)	2022(1)

	(in millions of nominal pesos)
M1:
Bills and coins	Ps. 2,005,681	Ps. 2,289,234
Checking deposits
In domestic currency	2,012,384	2,128,746
In foreign currency	609,675	667,630
Interest-bearing peso deposits	1,224,539	1,321,096
Savings and loan deposits	28,561	29,809

Total M1	Ps. 5,880,840	Ps. 6,436,514

M4	Ps. 14,791,265	Ps. 15,728,665

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation at the end of the first nine months of 2022 was 8.7%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 1.3 percentage points higher than the 7.4% consumer inflation for 2021 and 5.5 percentage points higher than the 3.2% consumer inflation for 2020. This trend was the result of the cumulative effects of the COVID-19 pandemic and the Russia-Ukraine conflict on the global economy, which have been more significant and persistent than expected. Despite improvements in global supply chains and price decreases of some raw materials, generally prices remained high, which, combined with high global demand, contributed to greater headline inflation.

Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 8.3% at the end of the first nine months of 2022, higher than core inflation of 5.9% for 2021. The increase in core prices was driven by higher production costs, resulting from elevated prices for raw materials and greater labor costs.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)	National Producer Price Index(1)(2)(3)	Increase in Minimum Wage(4)
2019	2.8	0.8	100.0;(5) 16.2(6)
2020	3.2	4.1	4.8(5); 16.2(6)
2021	7.4	9.3	15.0(5); 15.0(6)
2022:
January	7.1	8.8	22.0;(5) 22.0(6)
February	7.3	8.7	—
March	7.5	8.6	—
April	7.7	9.0	—
May	7.7	8.9	—
June	8.0	8.9	—
July	8.2	9.1	—
August	8.7	8.8	—
September	8.7	8.4	—
October	8.4	7.1	—
November	7.8	5.9	—

(1)	Changes in price indices are calculated monthly. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(3)	Preliminary figures for August 2022 to November 2022.
(4)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(5)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(6)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January-June	6.3	6.3	5.3	6.7	6.6
July-December	4.4	4.4	3.7	4.7	4.7
2021:
January-June	4.1	4.1	3.2	4.3	4.3
July-December	4.7	5.1	3.3	4.9	5.0
2022:
January	5.5	6.0	3.8	5.7	5.9
February	5.9	6.2	4.0	6.0	6.2
March	6.3	6.7	4.1	6.3	6.6
April	6.6	7.2	4.4	6.7	7.0
May	6.9	7.5	4.6	7.0	7.4
June	7.3	8.0	4.9	7.4	7.8
July	7.8	8.5	5.2	8.0	8.4
August	8.3	8.9	5.5	8.5	8.8
September	8.7	9.4	5.8	8.9	9.2
October	8.9	9.9	6.2	9.6	9.9
November	9.4	10.2	6.6	10.0	10.4
December	10.0	10.5	7.0	10.5	10.8

Source: Banco de México.

During the first nine months of 2022, interest rates on 28-day Cetes averaged 7.1%, as compared to 4.2% during the same period of 2021. Interest rates on 91-day Cetes averaged 7.6%, as compared to 4.4% during the same period of 2021.

On December 29, 2022, the 28-day Cetes rate was 10.1% and the 91-day Cetes rate was 10.7%.

On August 11, 2022, September 29, 2022 and November 10, 2022, Banco de México held its fifth, sixth and seventh monetary policy meetings of 2022, respectively, and increased the Tasa de Fondeo Bancario (overnight interbank funding rate) by 75 basis points on each occasion. The decisions took into account the challenging monetary policy outlook marked by the tightening of global financial conditions, the heightened uncertainty regarding global economic conditions, the accumulated inflationary pressures resulting from the COVID-19 pandemic and the impact of the Russia-Ukraine conflict and the possibility of further inflationary shocks, as well as the extent to which the latest overnight interbank funding rate increases reflected the change in Banco de México’s monetary stance.

Banco de México increased the overnight interbank funding rate by 50 basis points at its meeting on December 15, 2022. That decision took into account the slight easing of inflationary pressures and the actions taken by major central banks. Therefore, as of December 31, 2022 the overnight interbank funding rate reached a level of 10.50%, compared to 7.75% as of June 30, 2022.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Rates

The following table sets forth, for the periods indicated, the daily peso/U.S. dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2019	18.8642	19.2573
2020	19.9087	21.4936
2021	20.4672	20.2787
2022:
January	20.6352	20.4978
February	20.4257	20.4495
March	19.9112	20.5562
April	20.3728	20.1088
May	19.6940	20.0305
June	20.1335	20.0237
July	20.3485	20.5467
August	20.0962	20.1209
September	20.0925	20.0750
October	19.8245	19.9845
November	19.3965	19.4449
December	19.4715	19.5930

Source: Banco de México.

On December 30, 2022, the peso/U.S. dollar exchange rate closed at Ps. 19.4715 = U.S.$1.00, a 4.9% appreciation in dollar terms as compared to the rate on December 31, 2021. The peso/U.S. dollar buying exchange rate published by Banco de México on December 30, 2022 (which took effect on the second business day thereafter) was Ps. 19.4530 = U.S.$1.00.

Banking System

At the end of September 2022, the total assets of the banking sector were Ps. 12,513.2 billion, which represented a real annual increase of 3.8% as compared to the end of September 2021. At the end of September 2022, the current loan portfolio of the banking sector had a balance of Ps. 6,019.9 billion, a real annual increase of 2.9% as compared to the end of September 2021. The banking sector’s net result was Ps. 175.2 billion at the end of September 2022, 27.7% higher in real terms as compared to the end of September 2021.

Banking Supervision and Support

The Mexican financial system remained solid during the third quarter of 2022, with the capitalization and liquidity levels of the banking system exceeding the minimum regulatory requirements. However, the Mexican financial system will face a more complex and uncertain environment in the near term as a result of tighter global financial conditions (including higher interest rates at a global scale), persistent inflationary pressures, lower growth prospects and high volatility in international financial markets.

At the end of September 2022, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 18.8%, as compared to 18.8% at the end of September 2021 and 19.5% at the end of December 2021. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2021 Form 18-K.

At the end of September 2022, all multiple banking institutions fell under the first “early warning” category, indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the event of unexpected loss scenarios. No immediate supervisory actions by the CNBV were required as of that date.

Securities Markets

On December 30, 2022, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 48,463.9 points, representing a 9.0% decrease from the level at December 31, 2021.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

On November 23, 2022, the Ministry of Economy further extended the measure it originally adopted in May 2022, suspending import tariffs on ammonium sulphate originating in the United States and the People’s Republic of China.

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	First nine months
	2021(1)		2022(1)

	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	20,945.9	U.S.$	30,998.9
Crude oil		17,724.7		25,189.6
Other		3,221.2		5,809.3
Non-oil products		338,601.8		399,284.9
Agricultural		14,683.8		16,041.7
Mining		7,075.3		6,675.7
Manufactured goods(2)		316,842.7		376,567.5

Total merchandise exports		359,547.7		430,283.9

Merchandise imports (f.o.b.)
Consumer goods		44,110.6		61,270.6
Intermediate goods(2)		295,047.1		359,333.4
Capital goods		29,092.1		34,976.9

Total merchandise imports		368,243.8		455,581.0

Trade balance	U.S.$	(8,696.1)	U.S.$	(25,297.1)

Average price of Mexican oil mix(3)	U.S.$	63.1	U.S.$	93.5

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

In July and November 2022, Costa Rica and Honduras, respectively, submitted their formal application to join the Pacific Alliance, of which Mexico is the pro tempore president.

On September 5, 2022, during the tenth meeting of the Grupo de Trabajo de Alto Nivel (High Level Working Group) with China, the parties entered into cooperation agreements for investment in green development and the digital economy.

On September 22, 2022, Mexico and Ecuador approved a new bilateral cooperation framework 2022-2024, consisting of four projects in the production and trade, agriculture, biotechnology and health sectors.

On December 1, 2022, U.S. and Mexico met to continue bilateral collaboration on key issues affecting the shared border. These include close coordination on important bilateral issues such as facilitating and expediting the legal flow of goods and people, modernizing border infrastructure, promoting public safety, and combatting transnational crime. This bilateral collaboration aims to improve border security and promote North America’s economic competitiveness.

On December 12, 2022, Mexico presented a working plan aimed at amicably resolving the dispute settlement consultations requested by the United States and Canada in July 2022 under the United States-Mexico-Canada Agreement. Under the working plan, Mexico proposed creating a technical working team to answer the third round of questions in connection with the consultations, as well as working groups to address the legal status of Mexico’s Electric Power Industry Law, protections of companies, the transition to ultra-low sulfur diesel, and the status of pipelines established in the north of Mexico.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	First nine months
	2021(1)		2022(1)

	(in millions of dollars)
Current account(2)	U.S.$	(7,660.0)	U.S.$	(15,271.0)
Credits		424,022.1		515,283.5
Merchandise exports (f.o.b.)		359,785.5		430,645.0
Non-factor services		18,673.6		26,341.6
Transport		1,668.9		2,112.5
Tourism		13,288.9		20,482.6
Insurance and pensions		2,661.5		2,652.6
Financial services		422.1		507.6
Others		632.3		586.3
Primary income		7,575.5		14,795.2
Secondary income		37,987.6		43,501.6
Debits		431,682.1		530,554.4
Merchandise imports (f.o.b.)		368,439.7		456,097.5
Non-factor services		28,528.8		36,675.6
Transport		13,370.8		18,336.4
Tourism		3,435.0		4,956.0
Insurance and pensions		5,334.3		5,359.7
Financial services		2,134.9		2,150.9
Others		4,253.7		5,872.7
Primary income		33,892.5		36,906.5
Secondary income		821.1		874.7
Capital account		(35.3)		(60.7)
Credit		176.0		196.0
Debit		211.2		256.6
Financial account		(1,517.0)		(16,290.5)
Direct investment		(25,330.4)		(20,559.5)
Portfolio investment		27,102.9		7,814.8
Financial derivatives		1,296.4		1,957.3
Other investment		(19,034.7)		(6,679.2)
Reserve assets		14,448.9		1,176.1
International reserves		12,946.3		(5,609.4)
Valuation adjustment		(1,502.6)		(6,785.3)
Errors and omissions		6,178.3		(959.0)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the third quarter of 2022, Mexico’s current account registered a deficit of U.S.$5.5 billion, or 1.6% of GDP, compared to a deficit of U.S.$4.3 billion, or 1.4% of GDP, in the third quarter of 2021. The increase in the current account deficit was mainly due to larger deficits in the oil trade balance and the non-travel services balance, partially offset by a smaller deficit in the non-oil trade balance and greater remittances inflows and travel-related revenues.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets

	(in billions of U.S dollars)
2019(4)	180.7	184.2
2020(4)	195.7	199.1
2021(4)	202.4	207.7
2022(4):
January	201.6	209.6
February	201.4	209.5
March	200.5	208.0
April	199.2	207.1
May	199.6	205.6
June	198.5	203.6
July	199.5	203.5
August	198.8	205.1
September	196.9	202.1
October	196.9	200.8
November	198.0	201.7

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

Foreign Investment in Mexico

Foreign Investment Policy

On September 14, 2022, the Ministry of Foreign Affairs and the Mexican office of the United Nations Development Program presented the Mecanismo de Facilitación para la Inversión y Promoción en el Exterior (Foreign Investment and Promotion Facilitation Mechanism), which is aimed at enabling and strengthening the private sector’s and local governments’ initiatives to promote themselves abroad and attract foreign investment, as well as helping foreign companies fulfill their investment projects in Mexico.

PUBLIC FINANCE

General

At the end of the third quarter of 2022, the results of Mexico’s main public finance indicators were generally in line with the estimates presented in the 2022 Economic Package. The accumulated public deficit through September stood at Ps. 396 billion, as a result of the favorable evolution of tax revenues, particularly driven by the collection of VAT, income taxes and import tariffs. Oil revenues of the Federal Government and PEMEX, which increased due to higher crude oil prices, also impacted the accrued public deficit. At the end of the third quarter, the primary balance recorded a surplus of Ps. 211 billion and the Public Sector Borrowing Requirements stood at Ps. 492 billion.

The Budget

On November 14 and 28, 2022, the Ley de Ingresos de la Federación para el Ejercicio Fiscal 2023 (Federal Revenue Law, or the 2023 Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2023 (Federal Expenditure Budget for 2023, or the 2023 Expenditure Budget) were published in the Official Gazette, respectively.

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Selected Budgetary Expenditures; 2022 Expenditure Budget

(In Billions of Pesos)

	Actual
	2021	First nine months of 2021	First nine months of 2022(1)	2022 Budget(2)
Health	Ps. 173.2	Ps. 99.2	Ps. 106.1	Ps. 193.9
Education	369.7	254.2	245.5	364.6
Housing and community development	18.8	14.3	13.3	16.6
Government debt service	524.7	334.8	438.2	580.6
CFE and PEMEX debt service	161.9	137.9	123.3	172.1
PEMEX debt service	142.1	121.0	111.2	142.6
CFE debt service	19.9	16.8	12.1	29.6

(1)	Preliminary figures.
(2)

2022 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2022 Budget.

Table No. 15 – Budgetary Results; 2022 Budget Assumptions and Targets

	Actual
	2021(1)	First nine months of 2021(1)	First nine months of 2022(1)	2022 Budget(2)
Real GDP growth (%)(3)	4.7%	4.3%	4.3%	3.6-4.6%
Increase in the national consumer price index (%)(3)	7.4%	6.0%	8.7%	3.4%
Average export price of Mexican oil mix (U.S.$/barrel)(4)	65.31	63.05	93.54	55.1
Average exchange rate (Ps./$1.00)	20.3	20.1	20.3	20.3
Average rate on 28-day Cetes (%)	4.4%	4.2%	7.1%	5.0%
Public sector balance as % of GDP(5)	(2.9)%	(1.4)%	(1.4)%	(3.1)%
Primary balance as % of GDP(5)	(0.3)%	0.4%	0.8%	(0.3)%
Current account balance as % of GDP	(0.4)%	(0.8)%	(1.5)%	(0.4)%

(1)	Preliminary figures.
(2)

2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results.

(3)	Figures represent year-over-year change for or as of the end of the third quarter of 2022 and the third quarter of 2021.
(4)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2022 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2022 Budget.

(5)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2021 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

General

On December 15, 2022, the Plan Anual de Financiamiento 2023 (Annual Financing Plan 2023, or PAF) was published by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit). Under the PAF, the Government reported its objectives with respect to public indebtedness to promote transparency and communication with the public, rating agencies and investors.

The following table presents the composition of public sector budgetary revenues for the first nine months of 2021 and 2022 in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2022 Budget.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First nine months of 2021(2)	First nine months of 2022(2)	2022 Budget(3)
Budgetary revenues	4.322.3	4,886.4	6,172.6
Federal Government	3,224.0	3,596.1	4,555.5
Taxes	2,702.1	2,902.4	3,944.5
Income tax	1,417.0	1,753.1	2,073.4
Value-added tax	860.3	944.2	1,213.8
Excise taxes	316.8	60.4	505.2
Import duties	52.5	70.1	72.9
Tax on the exploration and exploitation of hydrocarbons	5.3	5.4	7.5
Export duties	0.0	0.0	0.0
Luxury goods and services	n.a	n.a	n.a
Other	50.2	69.2	71.7
Non-tax revenue	521.9	693.8	610.9
Fees and tolls	74.5	96.7	47.2
Transfers from the Mexican Petroleum Fund for Stabilization and Development	214.6	415.8	370.9
Fines and surcharges	227.7	175.0	184.9
Other	0.0	0.0	0.0
Public enterprises and agencies	1,098.3	1,290.3	1,617.2
PEMEX	472.4	587.4	716.1
Others	625.9	702.9	901.1

Note: Numbers may not total due to rounding.

n.a. = Not available.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results.

Source: Ministry of Finance and Public Credit.

Expenditures

Health and Labor, Education and Other Social Welfare Expenditures

On September 7, 2022, the Programa Estratégico de Salud para el Bienestar (Strategic Health Program for Wellness) was published in the Official Gazette. This program aims to strengthen, expand, consolidate and organize operations of the Secretaría de Salud (Ministry of Health) and the Sistema de Salud para el Bienestar (Wellness Health System) in order to guarantee medical care for people without social security, increase the quality of health services and healthcare providers, and improve healthcare infrastructure.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated.

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At September 30, 2021	At September 30, 2022(2)
Historical Balance of Public Sector Borrowing Requirements	48.5%	46.5%

(1)

The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 1 to Table No. 65 in “Public Debt—Historical Balance of Public Sector Borrowing Requirements” in the 2021 Form 18-K.

(2)	Preliminary figures.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2021 Form 18-K.

Internal Debt

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated.

Table No. 18 – Gross and Net Internal Debt of the Public Sector

	At September 30, 2021	At September 30, 2022(1)

	(in billions of pesos)
Gross Debt	Ps. 8,778.2	Ps. 9,849.6
By Term
Long-term	8,124.9	9,429.7
Short-term	653.3	420.0
By User
Federal Government	8,179.8	9,236.6
State Productive Enterprise (PEMEX and CFE)	334.4	319.3
Development Banks	264.0	293.7
Financial Assets	527.0	667.9
Total Net Debt	Ps. 8,251.2	Ps. 9,181.7
Gross Internal Debt/GDP	34.5%	35.1%
Net Internal Debt/GDP(2)	32.4%	32.7%

(1)	Preliminary figures.
(2)	The calculation of net internal debt is discussed in footnote 2 to Table No. 66 in “Public Debt—Internal Debt—Internal Public Sector Debt” in the 2021 Form 18-K.

Internal Government Debt

On August 22, 2022, the Government broadened the range of investment alternatives available to small and medium investors on its investment platform, Cetesdirecto, to include Savings Protection Bonds (BPA 182). These bonds are issued by the Instituto para la Protección al Ahorro Bancario (Institute for the Protection of Bank Savings), have a maturity of seven years and have a variable interest rate determined semiannually by the 182-day Cetes interest rate at the beginning of the period and the maximum rate of accumulated inflation for the period.

As of December 30, 2022, no debt issued by states and municipalities has been guaranteed by the Government.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 19 – Gross and Net Internal Debt of the Government (1)

	At September 30, 2021		At September 30, 2022(2)

	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 7,727.0	94.5%	Ps. 8,770.4	95.0%
Cetes	1,139.0	13.9	905.5	9.8
Floating Rate Bonds(5)	1,001.6	12.2	1,820.9	19.7
Inflation-Linked Bonds	2,103.0	25.7	2,503.3	27.1
Fixed Rate Bonds	3,474.8	42.5	3,531.4	38.2
STRIPS of Udibonos	8.6	0.1	9.2	0.1
Other(3)	452.9	5.5	466.3	5.0

Total Gross Debt	Ps. 8,179.8	100.0%	Ps. 9,236.6	100.0%

Net Debt
Financial Assets(4)	441.2		568.5

Total Net Debt	Ps. 7,738.6		Ps. 8,668.2

Gross Internal Debt/GDP	32.2%		32.9%
Net Internal Debt/GDP	30.4%		30.9%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 120.3 billion at September 30, 2021 and Ps. 116.9 billion at September 30, 2022 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)

Figures in connection with BONDES D, BONDES F and BONDES G floating rate bonds, which are linked to the one-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE).

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of September 30, 2022, outstanding gross external public sector debt totaled U.S.$217.2 billion, an approximate U.S.$4.4 billion decrease from the U.S.$221.6 billion outstanding on December 31, 2021. Of this amount, U.S.$209.1 billion represented long-term debt and U.S.$8.2 billion represented short-term debt. Net external indebtedness decreased by U.S.$5.5 billion during the first nine months of 2022.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

Table No. 20 – Summary of External Public Sector Debt by Type (1)(2)

	At September 30, 2021(3)		At September 30, 2022(3)

	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	115,162.3	U.S.$	113,827.0
Long-Term Debt of Budget Controlled Agencies		95,030.1		88,470.7
Other Long-Term Public Debt(4)		7,458.4		6,787.7

Total Long-Term Debt	U.S.$	217,650.8	U.S.$	209,085.4

Total Short-Term Debt		8,270.8		8,152.7

Total Long- and Short-Term Debt	U.S.$	225,921.6	U.S.$	217,238.1

Table No. 21 – Summary of External Public Sector Debt by Currency (1)

	At September 30, 2021(3)			At September 30, 2022(3)

	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	172,541.1	76.4%	U.S.$	168,791.3	77.7%
Japanese Yen		7,102.7	3.1		7,209.3	3.3
Swiss Francs		2,573.6	1.1		2,288.4	1.1
Pounds Sterling		3,069.2	1.4		2,150.8	1.0
Euros		38,261.1	16.9		31,649.0	14.6
Others		2,374.1	1.1		5,149.0	2.4

Total	U.S.$	225,921.6	100.0%	U.S.$	217,238.1	100.0%

Table No. 22 – Net External Debt of the Public Sector (1)

	At September 30, 2021(3)		At September 30, 2022(3)

	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	213,349.2	U.S.$	212,921.9
Gross External Debt/GDP		17.6%		15.2%
Net External Debt/GDP		16.6%		14.9%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of September 30, 2022) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(3)	Adjusted to reflect the effect of currency swaps.
(4)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

Table No. 23 – Gross External Debt of the Government by Currency

	At September 30, 2021			At September 30, 2022

	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	79,952.7	69.4%	U.S.$	79,213.0	69.6%
Japanese Yen		5,561.5	4.8		6,089.8	5.4
Swiss Francs		2,021.6	1.8		1,917.3	1.7
Pounds Sterling		1,990.7	1.7		1,648.4	1.4
Euros		25,042.1	21.7		21,459.0	18.9
Others		594.7	0.5		3,499.5	3.1

Total	U.S.$	115,163.3	100.0%	U.S.$	113,827.0	100.0%

Table No. 24 – Net External Debt of the Government

	At September 30, 2021		At September 30, 2022

	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	104,391.6	U.S.$	110,968.2
Gross External Debt/GDP		9.0%		8.0	%(2)
Net External Debt/GDP		8.1%		7.8	%(2)

Table No. 25 – Net Debt of the Government

	At September 30, 2021	At September 30, 2022

Internal Debt	78.5%	79.4%
External Debt(1)	21.5%	20.6%

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 3 to Table No. 75 in “Public Debt—External Public Debt—External Public Sector Debt” in the 2021 Form 18-K.
(2)	Preliminary figures.

Source: Ministry of Finance and Public Credit.

IMF Credit Lines

On November 19, 2022, the International Monetary Fund (IMF) approved a new two-year U.S.$50 billion Flexible Credit Line (FCL). The IMF affirmed Mexico’s continued qualifications to access the FCL, citing its strong institutional policy frameworks and macroeconomic performance and policies.

External Securities Offerings and Liability Management Transactions

On August 19, 2022, Mexico issued U.S.$2,203,576,000 of its 4.875% Global Notes due 2033, its third bond linked to the United Nations’ sustainable development goals (SDGs). Mexico used a portion of the proceeds from this offering to redeem in full all of its outstanding 3.600% Global Notes due 2025. Concurrently, Mexico conducted a switch tender offer pursuant to which it offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated August 8, 2022. In the tender offer, Mexico offered investors the opportunity to switch notes of the series listed in the table below for the 4.875% Global Notes due 2033. A summary of the switch tender offer results follows:

Old Notes	Aggregate Principal Amount of Switch Tenders Accepted	Outstanding Amount After Switch Tender Offer
6.750% Global Notes due 2034	$9,444,000.00	$1,696,200,000.00
6.050% Global Notes due 2040	$24,858,000.00	$2,817,995,000.00
4.280% Global Notes due 2041	$149,325,000.00	$3,107,574,000.00
4.750% Global Notes due 2044	$10,544,000.00	$3,715,392,000.00
5.550% Global Notes due 2045	$0.00	$2,764,306,000.00
4.600% Global Notes due 2046	$4,182,000.00	$2,344,948,000.00
4.350% Global Notes due 2047	$10,147,000.00	$1,459,599,000.00
4.600% Global Notes due 2048	$10,116,000.00	$2,000,673,000.00
4.500% Global Notes due 2050	$27,611,000.00	$2,256,638,000.00
5.000% Global Notes due 2051	$18,959,000.00	$2,481,041,000.00
4.400% Global Notes due 2052	$45,608,000.00	$2,885,590,000.00
3.771% Global Notes due 2061	$176,067,000.00	$3,032,134,000.00

PLAN OF DISTRIBUTION

The underwriters severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of each series of notes listed opposite their names below. The terms agreement, dated as of January    , 2023, between Mexico and the underwriters provides the terms and conditions that govern this purchase.

Underwriters	Principal Amount of the 2028 notes	Principal Amount of the 2035 notes
BBVA Securities Inc.	U.S.$	U.S.$
BNP Paribas Securities Corp.	U.S.$	U.S.$
BofA Securities, Inc.	U.S.$	U.S.$
J.P. Morgan Securities LLC	U.S.$	U.S.$

Total	U.S.$	U.S.$

BBVA Securities Inc., BNP Paribas Securities Corp., BofA Securities, Inc. and J.P. Morgan Securities LLC are acting as joint lead underwriters in connection with the offering of the notes.

The underwriters plan to offer the notes to the public at the respective public offering price set forth for the 2028 notes and the 2035 notes on the cover page of this prospectus supplement. After the initial offering of the notes, the underwriters may vary the offering price and other selling terms. The underwriters may offer and sell the notes through certain of their respective affiliates. Some of the notes will be offered and sold in transactions that are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Regulation S thereunder, and this prospectus supplement may be used in connection with such offers and sales.

The underwriters are purchasing and offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the underwriters of certificates of officials and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders, in whole or in part.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, the underwriters and their affiliates may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the underwriters or their affiliates may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the underwriters have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the underwriters or their affiliates repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters or their affiliates are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the underwriters, or any person acting on behalf of the underwriters, in accordance with all applicable laws and rules. This supplements the stabilization provision in the corresponding prospectus dated March 1, 2022 issued by Mexico.

It is expected that delivery of the notes will be made against payment therefor on the fourth day following the date hereof (such settlement cycle being referred to herein as “T+4”). Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before delivery may be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to two business days before delivery should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately U.S.$            , after the deduction of the underwriting discounts and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S.$            .

The underwriters have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The notes will not be sold or offered in any place without compliance with the applicable laws and regulations of that place. There will not be any distribution or publication of any document or information relating to the notes in any place without compliance with the applicable laws and regulations of that place. If you receive this prospectus supplement and the corresponding prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

In particular, there are restrictions on the distribution of this prospectus supplement and the corresponding prospectus and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See below and “Plan of Distribution” in the prospectus for further details on the restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under the registration statement.

Belgium

In Belgium, this offer is not directly or indirectly, being made to, or for the account of, any person other than to qualified investors (gekwalificeerde beleggers/investisseurs qualifiés) within the meaning of Article 2, e) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC. (Règlement (UE) 2017/1129 du 14 juin 2017 du Parlement européen et du Conseil concernant le prospectus à publier en cas d’offre au public de valeurs mobilières ou en vue de l’admission de valeurs mobilières à la négociation sur un marché réglementé, et abrogeant la directive 2003/71/CE/Verordening (EU) 2017/1129 van het Europees Parlement en de Raad van 14 juni 2017 betreffende het prospectus dat moet worden gepubliceerd wanneer effecten aan het publiek worden aangeboden of tot de handel op een gereglementeerde markt worden toegelaten en tot intrekking van Richtlijn 2003/71/EG) (“The Regulation”), as amended or replaced from time to time, and that do not qualify as consumers (consumenten/consommateurs) within the meaning of Article I.1, 2° of the Belgian Code of Economic Law of February 28, 2013 (Qualified Belgian Investors). As a result, and further to Article 1, 4, a of The Regulation this offer does not constitute a public offer pursuant to Article 3, 1 of The Regulation, as amended or replaced from time to time. Consequently, the offer has not been and will not be notified to, and the prospectus supplement and the corresponding prospectus and any other offering material relating to the offer has not been, and will not be, submitted to nor approved by the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des Services et Marchés Financiers) pursuant to the Belgian laws and regulations applicable to the public offering of securities. The offer as well as any other materials relating to the offer may not be advertised, and this prospectus supplement and the corresponding prospectus or any other information circular, brochure or similar document may not be distributed, directly or indirectly, to any person in Belgium other than Qualified Belgian Investors, acting on their own account, and may not be used in connection with any offering in Belgium except as may otherwise be permitted by law.

Canada

The notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the corresponding prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.4 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Chile

Notice to Chilean Investors

Pursuant to the Securities Market Law of Chile and Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Financial Market Commission of Chile (Comisión para el Mercado Financiero, or “CMF”) (“Rule 336”), the notes may be privately offered to certain qualified investors identified as such by Rule 336 (which in turn are further described in Rule No. 216, dated June 12, 2008, and rule 410 dated July 27, 2016, both of the CMF).

Rule 336 requires the following information to be made to prospective investors in Chile:

1.	Date of commencement of the offer: (January , 2023). The offer of the notes is subject to Rule 336;

2.

The subject matter of this offer are securities not registered in the securities registry (Registro de Valores) of the CMF, nor in the foreign securities registry (Registro de Valores Extranjeros) of the CMF; hence, the notes are not subject to the oversight of the CMF;

3.	Since the notes are not registered in Chile there is no obligation by the issuer to deliver public information about the notes in Chile; and

4.	The notes shall not be subject to public offering in Chile unless registered in the relevant securities registry of the CMF.

Colombia

The notes may not be offered, sold or negotiated in Colombia, except in compliance with Part 4 of Decree 2555 of 2010. This document does not constitute and may not be used for, or in connection with, a public offering as defined under Colombian law.

Prohibition of Sales to European Economic Area Retail Investors

Each underwriter has represented and agreed with Mexico, severally and not jointly, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes which are the subject of the offering contemplated by this prospectus supplement and the corresponding prospectus in relation thereto to any retail investor in the EEA. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:

(a)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(b)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

France

The notes may not be offered or sold or caused to be offered or sold, directly or indirectly, to the public in France and neither this prospectus supplement and the related prospectus, which have not been submitted to the clearance procedure of the French Autorité des Marchés Financiers (“AMF”), nor to a competent authority of another Member State of the European Economic Area that would have notified its approval to the AMF in accordance with the passport procedure provided under Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 (the “Prospectus Regulation”) EU Prospectus Directive 2003/71/EC as implemented in France and in the relevant Member State, nor any other offering material or information contained therein relating to the notes may be released, issued or distributed or caused to be released, issued or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription, exchange or sale of the notes to the public in France.

Any such offers, sales and distributions may be made in France only to (i) qualified investors (investisseurs qualifiés) acting for their own account, and/or to (ii) investment services providers authorized to engage in portfolio management services on behalf of third parties and/or to (iii) fewer than 150 natural or legal persons (other than qualified investors) a limited group of investors (cercle restreint d’investisseurs) acting for their own account, all as defined in, and in accordance with, Articles L.411-2, II, D.411-1, and D.411-4, D.744-l, D.754-l and D.764-1 of the French Code monétaire et financier.

In the event that the notes purchased or subscribed by investors listed above are offered or resold, directly or indirectly, to the public in France, the conditions relating to public offers set forth in Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier must be complied with. Investors in France and persons into whose possession offering materials come must inform themselves about, and observe, any such restrictions.

Germany

This document does not constitute a prospectus compliant with the Regulation (EU) 2017/1129 of the European Parliament and the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the “Prospectus Regulation”) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”). No prospectus (Prospekt) within the meaning of the Prospectus Regulation and the German Securities Prospectus Act (Wertpapierprospektgesetz) or any other applicable laws in Germany has been or will be published in Germany, nor has this document been filed with, approved by or notified to the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication in Germany.

This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This prospectus supplement and the corresponding prospectus are strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Winding Up and Miscellaneous Provisions Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of C(WUMP)O, and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

The contents of this prospectus supplement and the corresponding prospectus have not been reviewed by any regulatory authority in Hong Kong. Each intermediary or purchaser of the notes is advised to exercise caution in relation to any offer of the notes and, if in any doubt about any of the contents of this prospectus supplement and the corresponding prospectus, should obtain independent professional advice.

The notes are not the equivalent to time deposits and are not protected deposits under the Deposit Protection Scheme in Hong Kong.

Italy

The offering of the notes has not been registered pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, nor may copies of the prospectus supplement and the corresponding prospectus nor any other document relating to any notes be distributed in the Republic of Italy, except, in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations.

The offering of the notes is being carried out in the Republic of Italy as an exempted offer pursuant to article 1, paragraph 4, letter c), of Regulation (EU) 2017/1129.

The notes will not be offered, sold or delivered nor any copies of the prospectus, the prospectus supplement and/or any other document relating to the notes will be distributed in the Republic of Italy except in circumstances which are exempted from the rules on public offerings, as provided under Regulation (EU) 2017/1129, the Legislative Decree No. 58 of 24 February 1998 (the “Consolidated Financial Act”) and the Commissione Nazionale per le Società e la Borsa (“CONSOB”) Regulation No. 11971 of 14 May 1999 (the “Issuer Regulation”).

Any offer, sale or delivery of the notes or distribution of copies of the prospectus, the prospectus supplement or any other document relating to the notes in the Republic of Italy must be:

(a)

made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Regulation (EU) 2017/1129, the Consolidated Financial Act, Regulation No. 20307, Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”) (in each case, as amended) and any other applicable laws or regulation;

(b)	in compliance with Article 129 of the Banking Act, and the implementing guidelines of the Bank of Italy, as amended from time to time; and

(c)	in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or the Bank of Italy or other competent authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the notes or the relevant offering.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”) and each underwriter and agent will represent and agree that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended)), or to others for re offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Luxembourg

The notes may not be offered to the public in Luxembourg, except in the following circumstances:

a.

in the period beginning on the date of publication of a prospectus in relation to those notes which have been approved by the Commission de surveillance du secteur financier (CSSF) in Luxembourg or, where appropriate, approved in another relevant European Union Member State and notified to ESMA and the CSSF, all in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council on prospectuses to be published when securities are offered to the public or admitted to trading on a regulated market (the “Prospectus Regulation”) and ending on the date which is 12 months after the date of such publication (hereafter a “Public offer”);

b.

at any time to qualified investors, which, pursuant to the Prospectus Regulation, means persons or entities that are listed in points (1) to (4) of Section I of Annex II to Directive 2014/65/EU, and persons or entities who are, on request, treated as professional clients in accordance with Section II of that Annex, or recognised as eligible counterparties in accordance with Article 30 of Directive 2014/65/EU unless they have entered into an agreement to be treated as non-professional clients in accordance with the fourth paragraph of Section I of that Annex. For the purposes of applying the first sentence of this point, investment firms and credit institutions shall, upon request from the issuer, communicate the classification of their clients to the issuer subject to compliance with the relevant laws on data protection;

c.	an offer of securities addressed to fewer than 150 natural or legal persons per Member State, other than qualified investors; and/or

d.	at any time in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 1 (4) of the Prospectus Regulation.

The applicability of the selling restrictions provided by Luxembourg law will depend on whether the invitation is to be treated as a public offer or whether it can be made under one of the exemptions of Article 1 (4) of the Prospectus Regulation (a “private placement”).

For the purposes of this provision, the expression an offer of notes to the public in relation to any notes in Luxembourg means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase the notes, as defined in the Prospectus Regulation or any variation thereof or amendment thereto.

Mexico

The notes have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores) maintained by the CNBV, and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to investors in Mexico that qualify as institutional and accredited investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores) and regulations thereunder. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement and the corresponding prospectus is accurate or complete. Mexico has prepared this prospectus supplement and the corresponding prospectus and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Peru

The notes and the information contained in this prospectus supplement and the corresponding prospectus have not been and will not be registered with or approved by the SMV, SBS, as defined under Peruvian law, or the Lima Stock Exchange. Accordingly, the notes cannot be offered or sold in Peru, except if such offering is a private offering under the securities laws and regulations of Peru. The Peruvian Securities Market Law establishes that any offering may qualify as a private offering if it is directed exclusively to institutional investors.

Singapore

This prospectus supplement and the corresponding prospectus have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the corresponding prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time including by any subsidiary legislation as may be applicable at the relevant time (the “SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a.

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

1.

to an institutional investor or to a relevant person as defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;

2.	where no consideration is or will be given for the transfer;

3.	where the transfer is by operation of law;

4.	pursuant to Section 276(7) of the SFA; or

5.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities based Derivatives Contracts) Regulations 2018 of Singapore.

Pursuant to Section 309B of the SFA, you are hereby notified that we have determined the classification of the securities to be “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 S380/2018) and “Excluded Investment Product” (as defined in the MAS Notice on the Sale of Investment Products (Notice No. SFA 04-N12)).

Spain

The notes may not be offered, sold or distributed, nor may any subsequent resale of the notes be carried out in Spain except in circumstances which do not require the registration of a prospectus in Spain or without complying with all legal and regulatory requirements under the Securities Markets Act approved by Royal Legislative Decree 4/2015, dated October 23, 2015 (Real Decreto Legislativo 4/2015, de 23 de octubre, por el que se aprueba el texto refundido de la Ley del Mercado de Valores), and supplemental rules enacted thereunder.

Switzerland

The offer of the notes is made in Switzerland on the basis of a private placement, not as a public offering. The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and will not be admitted to any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to the FinSA, and neither this prospectus supplement, the corresponding prospectus nor any other offering or marketing material relating to the offer of the notes may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

Each underwriter has, severally and not jointly, represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes which are the subject of the offering contemplated by this prospectus supplement and the corresponding prospectus in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the UK.

Prohibition of Sales to UK Retail Investors

Each underwriter has represented and agreed with Mexico, severally and not jointly, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes which are the subject of the offering contemplated by this prospectus supplement and the corresponding prospectus in relation thereto to any retail investor in the UK. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:

(a)	a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or

(b)

a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR.

Uruguay

The sale of any series of notes issued hereby qualifies as a private placement pursuant to section 2 of Uruguayan law 18.627. Mexico represents and agrees that it has not offered or sold, and will not offer or sell, any notes to the public in Uruguay, except in circumstances that do not constitute a public offering or distribution under Uruguayan laws and regulations. The sale of any series of notes hereunder is not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

Ciudad de México, México, 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT AND PRINCIPAL PAYING AGENT

Deutsche Bank Trust Company Americas

1 Columbus Circle, 17th Floor

New York, New York 10019

LUXEMBOURG LISTING AGENT

Banque Internationale à Luxembourg S.A.

69 route d’Esch

L - 2953 Luxembourg

Grand Duchy of Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Deputy Federal Fiscal Attorney for Financial Affairs Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles Ciudad de México, México, 03810

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch, Mueller y Nicolau, S.C. Av. Pedregal No. 24 Piso 10 Col. Molino del Rey Ciudad de México, México, 11040